MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated the 7th day of April 2005.

BETWEEN:

Entourage Mining Ltd., a company duly incorporated in the Province of British Columbia, having an office at 614 – 475 Howe Street, Vancouver, BC V6C 2B3

(“Entourage”)
OF THE FIRST PART

AND:

United Carina Resources Corp., a company duly incorporated in the Province of Saskatchewan, having an office at Suite 105-111 Research Drive, Saskatoon Saskatchewan, S7N 3R2.

(“United Carina”)
OF THE SECOND PART

WHEREAS

A.
United Carina owns certain mineral property interests (commonly referred to as the Hatchet Lake Property) located in the Athabaska Basin, which mineral property interests are more particularly described in Schedule “A” attached hereto which forms a material part of this Agreement; and

B.
United Carina wishes to grant an option to Entourage to acquire a twenty percent (20%) beneficial right, title and interest in and to the Hatchet Lake Property (as hereinafter defined), and Entourage wishes to acquire the same on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES the terms and conditions of our agreement whereby Entourage Mining Ltd. (“Entourage") will purchase a 20% beneficial right, title and interest in and to a prospective uranium property located in the Athabaska Basin area of Saskatchewan (the "Hatchet Lake Property" or the “Property”) (as more particularly described in Schedule “A” hereto) from United Carina Resources Corp.

In consideration of the sum of $10.00 paid by Entourage to United Carina, the receipt and sufficiency of which is hereby acknowledged, and for other good and valuable consideration, the parties hereto agree as follows:

1.	GRANT OF OPTION

1.1
United Carina hereby grants to Entourage the exclusive option to acquire an undivided 20% beneficial right, title and interest in and to the Property in consideration of the following payments and work commitments by Entourage:

		(a)	a cash payment, within ten (10) days of the execution of this Agreement, of CDN $40,000 paid by Entourage to United Carina; and

		(b)	a work commitment of CDN $100,000 by Entourage to United Carina per annum for two years ($200,000 CDN total expenditures).

(subsections (a) and (b) above being hereinafter collectively referred to as the “Option Exercise Price”).

1.2
Upon payment of the Option Exercise Price in section 1.1 above, the Option will be deemed to have been exercised by Entourage and United Carina agrees to make any and all efforts to register the interest of Entourage in the Property.

2.	REPRESENTATIONS AND WARRANTIES

	2.1	Entourage represents and warrants to United Carina that:

(a)
Entourage was duly incorporated under the laws of the Province of British Columbia, is validly subsisting and in good standing under the laws of the Province of British Columbia, and has all requisite power and capacity to carry out its obligations under this Agreement;

(b)
the execution and delivery of this Agreement and the performance by Entourage of its obligations hereunder does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under, any of the terms of its incorporating documents or any agreement or instrument to which Entourage is a party;

		(c)	this Agreement has been or will be authorized by all necessary corporate action on the part of Entourage;

(d)
Entourage is in good standing with the British Columbia Securities Commission and all other regulatory and statutory bodies that have jurisdiction over its affairs and will remain in good standing with all relevant regulatory and statutory bodies from the term of this Agreement;

(e)
There are no actions, suits, proceedings or investigations in progress, pending or, to the knowledge of Entourage and its directors and officers, threatened, against or affecting Entourage, at law or in equity, before any court, arbitrator, regulatory body or federal, provincial, state, municipal or regional government or governmental authority, including any department, commission, board, bureau, administrative agency or similar body, domestic or foreign, which may materially adversely affect Entourage or its financial condition or any other action taken or to be taken by Entourage pursuant to or in connection with this Agreement;

(f)	There is no adverse material information with respect to Entourage that has not been generally disclosed;

(g)
During the period between the execution of this Agreement and Closing, the business affairs of Entourage will be conducted in a commercially reasonable manner and all reasonably necessary efforts shall be made to preserve intact the business of Entourage, its relationships with third parties, and the services of its existing officers, employees, and directors.

	2.2	United Carina represents and warrants to Entourage that:

(a)
United Carina beneficially owns any and all rights to the Property including registered title as the original staker with the Province of Saskatchewan free and clear of all liens, charges and encumbrances;

		(b)	entering into this Agreement does not and will not conflict with, and does not and will not result in a breach of, any agreement or instrument to which United Carina is a party;

(c)
United Carina has due and sufficient right and authority to enter into this Agreement in accordance with this Agreement, and this Agreement has been or will be authorized by all necessary action on the part of United Carina;

		(d)	the first and second years exploration on the Property will call for a budget of Cdn $1,250.000(which amounts will be spent).

(e)
United Carina will act as Operator of the Property during the term of this Agreement and will carry out its work and obligations as Operator in a workmanlike fashion, in accordance with industry standards including industry standards for any remedial or environmental or reclamation work to be completed on the Property.

2.3
United Carina represents and warrants to Entourage that there are no outstanding agreements or options to acquire or purchase any interest in the Property, and no person has any royalty or other interest whatsoever in the Property (save and except that which is created in this Agreement and that which vests in United Carina itself).

	2.4	It will seek and obtain any and all necessary approvals to this Agreement from the TSX-Venture Exchange.

3	COVENANTS OF ENTOURAGE

	3.1	Entourage covenants and agrees with United Carina that:

		(a)	Entourage will ensure that any disclosure documents will constitute full, true and plain disclosure of all material facts relating to Entourage and to the Shares issuable upon Closing as required under applicable securities laws; and

(b)
Entourage will maintain its status as a reporting issuer under the securities laws of British Columbia and will continue to be in compliance with its obligations under section 85 of the Securities Act (British Columbia) and the Rules thereunder without default under such provisions from the date hereof up to and including six months after the Closing.

4.	PAYMENT OF FUNDS TO UNITED CARINA

4.1
The annual payments of $100,000 will be made on a quarterly basis at $25,000 per quarter with the first payment to be made June 30, 2005 and payments to be made in each successive quarter for the term of this Agreement.

5.	CONDITIONS TO THE OBLIGATIONS OF ENTOURAGE

	5.1	The obligations of Entourage herein are expressly subject to satisfactory due diligence investigations of United Carina and the Property to be completed on or before April 7, 2005.

6.	RIGHTS AND OBLIGATIONS OF THE PARTIES

	6.1	Upon execution of this Agreement, Entourage shall take all reasonable steps to:

		(a)	gain, prior to Closing, such approvals to this Agreement as may be required from Entourage, its shareholders and from regulatory and statutory authorities having jurisdiction (if any);

		(b)	at any time prior to Closing, not do or permit to be done any act or thing which would or might in any way adversely affect the rights of United Carina hereunder; and

(c)
provide to United Carina and its designated representatives (including legal counsel) any and all reasonably requested agreements, documents, records, data and files (in written or electronic form) relating to Entourage which are in the care, control and possession of Entourage.

	6.3	Upon execution of this Agreement, United Carina shall take all reasonable steps to:

		(a)	at any time prior to Closing, not do or permit to be done any act or thing which would or might in any way adversely affect the rights of Entourage hereunder;

(b)
ensure that Entourage (through its ownership of an interest in the Property) will have, upon Closing, exclusive and quiet possession of the Property, without the occupation of the same or any part thereof by any other person; and

(c)
provide to Entourage and its designated representatives (including legal counsel) any and all reasonably requested agreements, documents, records, data and files (in written or electronic form) relating to the Property which are in the care, control and possession of United Carina.

	6.4	This Agreement is an option only. Nothing in this Agreement, until Closing, will be deemed to create between the parties hereto a joint venture, partnership or other form of relationship.

7.	CLOSING

7.1
The closing of the exercise of the Option to acquire a twenty (20%) percent interest in the Property (the "Closing") shall occur within thirty (30) days of the date on which Entourage provides notice to United Carina, in writing, that it has paid the Option Exercise Price in section 1.1.

	7.2	Upon Closing, United Carina shall complete any and all filings with the Province of Saskatchewan necessary to transfer registered title to twenty (20%) percent of the Property to Entourage.

7.3
Upon Closing, the parties hereto, and any other parties with an interest in the Property, shall enter into a joint venture agreement by which their future exploration and development of the Property will be governed. The terms of this joint venture agreement will require that each party to it contribute, pro-rata according to their interest in the Property, to future expenditures and work on the Property.

8.	MISCELLANEOUS

8.1
Any notice to be required or permitted hereunder will be in writing and delivered by hand delivery, facsimile transmission, or prepaid registered mail addressed to the party entitled to receive the same, or delivered to such party at the address specified below, or to such other address as either party may give to the other for that purpose. The date of receipt of any notice, demand or other communication hereunder will be the date of delivery if delivered, the date of transmission if sent by facsimile, or, if given by registered mail as aforesaid, will be the date on which the notice, demand or other communication is actually received by the addressee.

If to Entourage:
Fax: 604-669-4368
If to United Carina:
Fax : 306-244-0042

8.2	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and permitted assigns.

8.3	Each of the parties hereto agrees that it shall be responsible for its own legal expenses and disbursements relating to this Agreement.

8.4
Save and except as concerns applicable laws of the Province of Saskatchewan concerning title to and transfer of mineral claims, this Agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia and the parties agree to attorn to the courts thereof.

8.5	All dollar figures in this Agreement are given in valid currency of Canada, unless otherwise specified.

8.6	This Agreement may be executed by facsimile and in counterpart.

8.7	All amendments to this Agreement must be in writing and signed by all of the parties hereto.

8.8	The interests, rights and obligations of the parties herein may not be assigned, sold, transferred or otherwise conveyed without the express written consent of the parties hereto.

8.9	The parties hereto acknowledge that CD Farber Law Corp. represents Entourage in the preparation and negotiation of this Agreement and United Carina has been advised to seek independent legal advice.

	8.9.1	The term of this Agreement shall be for a period of five (5) years at which time this Agreement, and the Option granted hereunder, shall terminate if the Option Exercise Price has not been paid.

If the above terms and conditions accurately record your understanding of our agreement, please so acknowledge by signing a copy of this Agreement in the space provided below turning the same to us at your earliest convenience. Upon your execution thereof, this Agreement will constitute a legal and binding agreement subject to its terms.

The terms of the Agreement above are hereby read, understood, acknowledged and accepted by the undersigned effective the ____ day of ______________ , 2005.

ENTOURAGE MINING LTD.

/s/“Gregory F. Kennedy”
Gregory F. Kennedy
Authorized Signatory

UNITED CARINA RESOURCES CORP.

"Rick Walker"

_________________________________

Authorized Signatory

SCHEDULE “A”

Claim	Number	Area	Status

Claim Block I	S-107478	3231 hectares	Registered
Claim Block II	S-107479	5475 hectares	Registered
Claim Block III	S-107480	5823 hectares	Registered
Claim Block IV	S-108049	not available	Pending